
12062352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2011 (MM/DD/YY) AND ENDING 04/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A & A Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1151 Gibson Road
(No. and Street)

Selah (City) WA (State) 98942 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Villbrandt Stark & Moorer PLLC
(Name – *if individual, state last, first, middle name*)

18 S. 4th Ave. (Address) Yakima (City) WA (State) 98902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Humbard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A & A Securities LLC, as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


CAROL J. FISCHER
COMMISSION EXPIRES
NOTARY
PUBLIC
1-29-13
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A&A SECURITIES LLC

FINANCIAL STATEMENTS

APRIL 30, 2012 and 2011

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. James W. Humbard
A&A Securities LLC
Selah, Washington

We have audited the accompanying statements of financial condition of A&A Securities LLC (a limited liability company) as of April 30, 2012 and 2011, and the related statements of income and member's equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of A&A Securities. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform each audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A&A Securities LLC as of April 30, 2012 and 2011, and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on p[ages 7 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of A&A Securities LLC and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VSM

Villbrandt, Stark & Moorer, PLLC

June 21, 2012
Yakima, Washington

A&A SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2012 and 2011

	2012	2011
ASSETS		
CURRENTS ASSETS		
Cash	$ 1,140	$ 691
Cash deposit with clearing organization	8,197	8,197
Accounts receivable	50	50
Total Current Assets	9,387	8,938
LICENSES AND PERMITS	1,000,000	1,000,000
TOTAL ASSETS	$ 1,009,387	$ 1,008,938
MEMBERS' EQUITY		
MEMBERS' EQUITY	$ 1,009,387	$ 1,008,938

See accompanying notes to financial statements

A&A SECURITIES LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

YEARS ENDED APRIL 30, 2012 and 2011

	2012	2011
REVENUE		
Commissions	$ 18,222	$ 46,564
Ivestment income	2,778	-
Total Revenues	21,000	46,564
OPERATING EXPENSES	20,551	50,873
NET INCOME (LOSS)	449	(4,309)
MEMBERS' EQUITY, beginning of year	8,938	8,247
MEMBERS' WITHDRAWALS	-	-
CAPITAL CONTRIBUTION OF LICENSES & PERMITS	1,000,000	1,000,000
CAPITAL CASH CONTRIBUTION	-	5,000
MEMBERS' EQUITY, end of year	$ 1,009,387	$ 1,008,938

See accopmanying notes to financial statements

A&A SECURITIES LLC

STATEMENT OF CASH FLOWS

YEARS ENDED APRIL 30, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 449	$ (4,309)
Adjustments to reconcile net income to net cash flows		
Deposit with clearing organization	-	-
Clearing organization account adjustment	-	-
Net cash form operating activities	449	(4,309)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution	-	5,000
Proprietor withdrawals	-	-
	-	5,000
NET INCREASE (DECREASE) IN CASH	449	691
CASH, beginning of year	691	-
CASH, end of year	$ 1,140	$ 691

See accopmanying notes to financial statements

(1) Summary of Significant Accounting Policies

Nature of Business

A&A Securities LLC is registered with the Securities and Exchange Commission as a broker/ dealer under the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Limited Liability Company serves clients primarily located in Eastern Washington.

All securities transactions are cleared through another broker/dealer on a fully disclosed basis. The Limited Liability Company does not hold or receive funds of subscribers of securities of issuers, and does not hold customer funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The Limited Liability Company is not a tax-paying entity for purposes of federal income tax. Accordingly, no provision has been made in these financial statements for federal income tax.

Revenue Recognition

The Proprietorship recognizes commission income net of clearing fees on a trade date basis.

(2) Related Party Transactions

The limited liability company uses, at no cost, office space, and services provided by related businesses of the member manager.

Net Capital Requirements

The Limited Liability Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At April 30, 2012, the Company had net capital of $ 9,387 which was $ 4,387 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at April 30, 2012 and 2011.

(4) Possession or Control Requirements

The Company adheres to the exemption provisions of SEC rule 15c-3(k)(2)(B) by having clients send all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

(5) Capitalization

Mr. James W. Humbard formed A&A Securities LLC in 2010 after his failed attempt to sell the business to North Suffolk Wealth Management in New York State. The LLC issued 200,000 units at five dollars ($ 5) a piece for the license and permits held by Mr. Humbard as the sole member of the company.

(6) Subsequent events

At the date of audit report for A&A Securities LLC, there were no subsequent events regarding debt issuance, business acquisition or capitalization to report.

(7) Advertising expense

During the period ended, April 30, 2012 and April 30, 2011, the broker dealer business incurred no advertising expense.

(8) Pending and Threatened Litigation

As of the audit report date, there is no pending or threatened litigation against the company or its members. Also, the company is not a party to any pending or threatened litigation.

SUPPLEMENTAL INFORMATION

A&A SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

YEARS ENDED APRIL 30, 2012 and 2011

	2012	2011
Computation of net capital		
Total members' equity	$1,009,387	$ 1,008,938
Non-allowable assets: securties not readily marketable	1,000,000	1,000,000
Net capital	$ 9,387	$ 8,938
Aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement		
Minnimum net capital requires greater of 6-2/3% of total aggregate indebtedness	$ -	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	$ 5,000
Excess net capital	$ 4,387	$ 3,938
Net capital less 10% of aggregate indebtedness	$ 4,387	$ 3,938
percentage of aggregate indebtedness to net capital	0%	0%
Reconciliation with Members' computation (included in form X-17A-5, FOCUS Part II A)		
Net capital as reported in Members' FOCUS report	$ 9,387	$ 8,938

A&A SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS Under SEC Rule 15c3-3, Exemption Provision

APRIL 30, 2012 and 2011

The proprietorship claims exemption from the reserve requirements of rule 15c3-3 under the following provision:

(k)(2)(ii) All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

A&A SECURITIES LLC

Statement pursuant to SEC Rule 15c3-1(c)(2)(iii)

APRIL 30, 2012 and 2011

I hereby represent that my assets not used in the course of business as a broker/dealer are greater than my liabilities incurred outside of the course of business as a broker/dealer.



James W. Humbard
Manager, member

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. James W. Humbard
A & A Securities LLC
Selah, Washington

In planning and performing our audit of the financial statements and supplementary information of A & A Securities LLC for the years ended April 30, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered A & A Securities' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of A & A Securities' internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to material attention by those charged with governance. We consider the following deficiency in A & A Securities' internal control to be a significant deficiency:

One of the basic elements of internal control is the segregation of duties. Because of the limited size of the company, it is not possible for segregation of duties to be achieved.

This communication is intended solely for the information and use of A & A Securities and regulatory agencies that rely on 17a-d(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and others within the organization, and is not intended to be and should not be used by anyone other than those specified parties.

Villbrandt Stark & Moorer PLLC. VSM

June 21, 2012
Yakima, Washington